Exhibit 99.1

CONYERS DILL & PEARMAN LLP SIX, 2nd Floor, Cricket Square PO Box 2681, Grand Cayman KY1-1111 Cayman Islands T +1 345 945 3901 conyers.com

8 October 2026

Matter No.: 1020540

The Nasdaq Stock Market, Inc.

Listing Qualifications
9600 Blackwell Road
Fifth Floor
Rockville, MD 20850
United States of America

Dear Sir/ Madam

Re:	Air Water Ventures Limited (the “Company”) – Home Country Practice

We act as special Cayman Islands legal counsel to the Company in connection with the following by the Company of certain corporate governance practices in the absence of any established or normal practice in the Cayman Islands (“Home Country Practice”) and in lieu of certain requirements of the Nasdaq Marketplace Rule 5635(a), (b) and (d) (the “NASDAQ Listing Rules”) as set out in Annex 1.

Nasdaq Marketplace Rule 5615(a)(3) provides that a Foreign Private Issuer may follow its Home Country Practices, subject to certain exceptions, and the Company has elected to follow such Home Country Practices.

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have reviewed:

1.1.	a copy of the Amended and Restated Memorandum and Articles of Association of the Company, each certified by an officer of the Company on 14 September 2026 (the “M&A”); and

1.2.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2.	the accuracy and completeness of all factual representations made in the documents reviewed by us;

2.3.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; and

2.4.	that following Home Country Practice in such circumstances will comply with the NASDAQ Listing Rules.

3.	QUALIFICATIONS

3.1.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that the Company’s Home Country Practice relating to corporate governance set forth above is not prohibited by Cayman Islands law or the M&A.

Yours faithfully,

/s/ Conyers Dill & Pearman LLP

Conyers Dill & Pearman LLP

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Annex 1

Listing Rules Extract

5635. Shareholder Approval

This Rule sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. General provisions relating to shareholder approval are set forth in Rule 5635(e), and the financial viability exception to the shareholder approval requirement is set forth in Rule 5635(f). Nasdaq-listed Companies and their representatives are encouraged to use the interpretative letter process described in Rule 5602.

(a)	Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1)	where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A)	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(B)	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2)	any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

(b)	Change of Control

Shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

(d)	Transactions other than Public Offerings

(1)	For purposes of this Rule 5635(d):

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(2)	Shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price.

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